News Release
Bema’s Shares Commence Trading on the New York Stock Exchange

Vancouver, July 14, 2006 - Bema Gold Corporation (TSX, AMEX: BGO, AIM: BAU) is pleased to announce that its common shares will begin at trading this morning on the New York Stock Exchange (“NYSE”) under the ticker symbol BGO. To commemorate the listing, Clive Johnson, Chairman, CEO, and President, will be ringing the NYSE opening bell at 9:30 am EST (6:30 am PST).

Bema is not issuing any new shares or raising any new capital as part of this listing. The Company’s shares also trade on the Toronto Stock Exchange (“TSX”) under the symbol BGO and the London Stock Exchange’s Alternate Investment Market (“AIM”) under the symbol BAU. The Company’s shares will no longer trade on the American Stock Exchange after July 14, 2006.

The NYSE is the largest equity marketplace in the world, home to nearly 2,800 companies, and trading on an average day 1.7 billion shares valued at $65 billion. VDM Specialists have been chosen by Bema as its NYSE specialist.

Bema Gold Corporation is one of the world’s fastest growing intermediate gold producers with operating mines and development projects on three continents. The Company is projected to produce one million ounces of gold annually by the year 2009.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean,
Vice President, Investor Relations,
604-681-8371, investor@bemagold.com